Exhibit 2.1

TERMINATION AGREEMENT

This TERMINATION AGREEMENT (this “Termination Agreement”) dated as of March 31, 2020 (the “Termination Date”), is by and between Franchise Group Newco R, LLC, a Delaware limited liability company (“Buyer”) and Revolution Financial, Inc., a Texas corporation (the “Seller Representative”).

WHEREAS, Buyer and the Seller Representative entered into that certain that certain Asset Purchase Agreement, dated as of December 16, 2019 (the “Asset Purchase Agreement”), with the Sellers listed on Schedule I thereto (collectively, “Sellers”), pursuant to which Buyer was to be purchase substantially all of the assets of the Sellers on the terms and subject to the conditions set forth in the Asset Purchase Agreement; and

WHEREAS, Buyer and the Seller Representative have mutually agreed to terminate the Asset Purchase Agreement pursuant to Section 8.1(a) thereof on the terms and subject to the conditions set forth therein and in this Termination Agreement;

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Buyer and the Seller Representative hereby agree as follows (all capitalized terms used and not defined herein shall have the meanings specified in the Asset Purchase Agreement):

1.                  Termination. Pursuant to Section 8.1(a) of the Asset Purchase Agreement, the Asset Purchase Agreement is hereby terminated, including provisions of the Asset Purchase Agreement which by their terms would otherwise have survived the termination of the Asset Purchase Agreement, and is of no further force or effect, effective as of the Termination Date (the “Termination”).

2.                  Effect of Termination. Effective as of the Termination Date, none of Buyer (or its Affiliates or its or their respective directors, officers, employees, agents or other representatives), the Seller Representative (or its Affiliates or its or their respective directors, officers, employees, agents or other representatives), or the Sellers (or their Affiliates or their respective directors, officers, employees, agents or other representatives) shall have any liability or obligation to any other party under the Asset Purchase Agreement or in connection with the transactions contemplated by the Asset Purchase Agreement.

3.                  Representations and Warranties. Each of Buyer and the Seller Representative hereby represents and warrants as to itself that: (a) it has the right, power and authority to enter into, deliver and perform its obligations under this Termination Agreement, (b) the execution, delivery and performance by such party has been duly authorized by all necessary limited liability company or corporate action, as applicable, (c) it has duly and validly executed and delivered this Termination Agreement, and (d) assuming due authorization, execution and delivery of this Termination Agreement by the other party, this Termination Agreement constitutes a legal, valid and binding obligation of such party, enforceable in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Except as expressly set forth in this Section 3, no party makes additional representations or warranties (express, implied or statutory) as to any other matter whatsoever.

4.                  Release. Each of Buyer and the Seller Representative (on behalf of itself and the Sellers) agree that no party to the Asset Purchase Agreement shall have any obligation to make any payments to any other party to the Asset Purchase Agreement pursuant to the Asset Purchase Agreement or otherwise arising out of or related to any aspect of the Asset Purchase Agreement or the transactions contemplated thereby, and notwithstanding anything in the Asset Purchase Agreement to the contrary, each of Buyer and the Seller Representative, on behalf of itself and each of its Affiliates and Subsidiaries (including, with respect to the Seller Representative, the Sellers) and its and their respective directors, officers, employees, successors and assigns (collectively, the “Releasing Parties”), hereby irrevocably releases, acquits, forever discharges and covenants not to sue the other, and each and all of its Affiliates and Subsidiaries (including, with respect to the Seller Representative, the Sellers) and their respective past and present officers, directors, employees, agents, representatives, attorneys, advisors, successors and assigns (collectively, the “Released Parties”) from any and all claims, demands, causes of action, suits, debts, liabilities, damages, costs, expenses (including, but not limited to, attorney’s fees), judgments, taxes, penalties, charges, complaints, contracts, covenants, agreements, controversies and other obligations, whether now known or unknown, that the Releasing Parties, severally or jointly with others, had, have or may have against the Released Parties, or any of them by reason of, arising out of or relating to any aspect of the Asset Purchase Agreement (collectively, the “Released Claims”).

5.                  Miscellaneous; No Other Waivers or Amendments. The provisions of Sections 12.2 (No Third Party Beneficiaries), 12.4 (Succession and Assignment), 12.5 (Counterparts), 12.6 (Headings), 12.8 (Governing Law), 12.9 (Consent to Jurisdiction), 12.10 (Amendments and Waivers), 12.12 (Severability), 12.14 (Construction), 12.15 (Incorporation of Exhibits and Schedules) and 12.17 (Waiver of Jury Trial) of the Asset Purchase Agreement shall apply to this Termination Agreement mutatis mutandis as if set forth in their entirely herein.

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IN WITNESS WHEREOF, the parties have caused this Termination Agreement to be executed as of the Termination Date.

FRANCHISE GROUP NEWCO R, LLC

By:	/s/ Andrew Kaminsky
Name: Andrew Kaminsky
Title: Executive Vice President and Chief Administrative Officer

REVOLUTION FINANCIAL, INC.

By:	/s/ Michael Brent Turner
Name: Michael Brent Turner
Title: Chief Executive Officer

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